SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 1, 2009

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

1.               Nokia Siemens Network press release dated June 29, 2009: Nokia Siemens Network multimode radio wins €250 million EIB backing

2.               Nokia Siemens Network press release dated June 24 2009: Nokia Siemens Network secures €2 bn syndicated loan

3.               Nokia press release dated June 23, 2009: Intel and Nokia announce strategic relationship to shape next era of Mobile Computing innovation

4.               Nokia press release dated June 20, 2009: Nokia Siemens Networks signs agreement with Nortel to purchase LTE and CDMA assets

Press Release

Espoo, Finland – June 29, 2009

Nokia Siemens Networks multimode radio wins €250 million EIB backing

Nokia Siemens Networks has secured a EUR 250 million loan facility from the European Investment Bank for the development of its multimode Radio Access network technology.

The EUR 250 million facility will provide financial support for R&D in Europe which will build on the success of Nokia Siemens Networks’ multiradio technology platform. Nokia Siemens Networks’ award-winning Flexi Multiradio Base Station allows communications service providers (CSPs) to use a single base station platform to support several technologies, including GSM, WCDMA/HSPA/HSPA+ and Long Term Evolution (LTE} - all running concurrently in a single unit.

“Nokia Siemens Networks has some of Europe’s most talented and innovative developers working on radio access network products that are setting standards across the industry and we are delighted that the value of that work has been recognized by the EIB with this facility,” said Luca Maestri, Chief Financial Officer of Nokia Siemens Networks.

EIB Vice-President Eva Srejber said: “The EIB attaches particular importance to the development of a knowledge-based economy in the Union, which assures a long-term growth of European economies. We are happy to assist such promising initiatives.”

The development of a multimode platform allows CSPs a highly cost-efficient and environmentally sustainable roll-out of mobile broadband telecommunication services, as today’s technology deployments can support future requirements through simple upgrades. Multimode Radio Access Equipment is also a key requirement for developments in the field of mobile telecommunications, the so-called frequency re-farming. Frequency re-farming relates to the use of new technologies in GSM frequencies, as UMTS today and LTE in the future. Regulatory steps are being undertaken to allow this in the near future. Nokia Siemens Networks’ European Radio R&D is carried out in Finland, Germany, Poland and Italy.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Engage in conversation about Nokia Siemens Networks’ aim to reinvent the connected world at http://unite.nokiasiemensnetworks.com and talk about its news at http://blogs.nokiasiemensnetworks.com

Find out if your country is exploiting the full potential of connectivity at http://connectivityscorecard.org

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

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Media Enquiries

Nokia Siemens Networks

Ben Hunt

Communications

Phone : +44 7508 002382

e-mail: ben.hunt@nsn.com

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Press Release

Espoo, Finland – June 24, 2009

Nokia Siemens Networks secures €2bn syndicated loan

Nokia Siemens Networks has signed a EUR 2 bn multi-currency revolving credit facility with a syndicate of 21 international banks, following a process that was over-subscribed.

The 3-year Facility will be used for general corporate purposes including the refinancing of other bilateral facilities. The syndicated loan will provide a more efficient capital structure for Nokia Siemens Networks. The facility was oversubscribed from its initial launch amount of EUR 1.5 billion and subsequently increased to EUR 2 billion.

“Given the current environment in the credit markets, Nokia Siemens Networks is delighted to have secured the strong support of an excellent group of banks from across the world. The fact that the offer was over-subscribed emphasizes the level of confidence the financial community has in our position as a long-term winner and industry leader,” said Luca Maestri, Chief Financial Officer.

The Mandated Lead Arrangers and Bookrunners are Banc of America Securities Limited, Barclays Capital, BNP Paribas S.A., Calyon Crédit Agricole CIB, Citigroup Global Markets Limited, J.P. Morgan PLC, Nordea Finland PLC, The Royal Bank of Scotland plc and SG Corporate & Investment Banking. Other participants in the facility are Banco Bilbao Vizcaya Argentaria S.A., Bank of China Limited, Commerzbank Aktiengesellschaft, Credit Suisse, Pohjola Bank plc, Santander, Standard Chartered Bank, Australia and New Zealand Banking Group Limited, Industrial and Commercial Bank of China Limited, KfW IPEX-Bank GmbH, Sampo Bank plc and Goldman Sachs Bank USA.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Engage in conversation about Nokia Siemens Networks’ aim to reinvent the connected world at http://unite.nokiasiemensnetworks.com and talk about its news at http://blogs.nokiasiemensnetworks.com

Find out if your country is exploiting the full potential of connectivity at http://connectivityscorecard.org

Media Enquiries

Nokia Siemens Networks

Ben Hunt

Communications

Phone : +44 7508 002382

e-mail: ben.hunt@nsn.com

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

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PRESS RELEASE

Intel and Nokia announce strategic relationship to shape next era of Mobile Computing innovation

Santa Clara CA, U.S. and Espoo, Finland — Further uniting the Internet with mobile phones and computers, Intel Corporation and Nokia today announced a long-term relationship to develop a new class of Intel® Architecture-based mobile computing device and chipset architectures which will combine the performance of powerful computers with high-bandwidth mobile broadband communications and ubiquitous Internet connectivity.

To realize this shared vision, both companies are expanding their longstanding relationship to define a new mobile platform beyond today’s smartphones, notebooks and netbooks, enabling the development of a variety of innovative hardware, software and mobile Internet services.

Taking advantage of each company’s expertise as leaders in their respective fields, these future standards-based devices will marry the best features and capabilities of the computing and communications worlds and will transform the user experience, bringing incredible mobile applications and always on, always connected wireless Internet access in a user-friendly pocketable form factor.

The Intel and Nokia effort includes collaboration in several open source mobile Linux software projects. Intel will also acquire a Nokia HSPA/3G modem IP license for use in future products.

The companies expect many innovations to result from this collaboration over time.

“This Intel and Nokia collaboration unites and focuses many of the brightest computing and communications minds in the world, and will ultimately deliver open and standards-based technologies, which history shows drive rapid innovation, adoption and consumer choice,” said Anand Chandrasekher, Intel Corporation senior vice president and general manager, Ultra Mobility Group. “With the convergence of the Internet and mobility as the team’s only barrier, I can only imagine the innovation that will come out of our unique relationship with Nokia. The possibilities are endless.”

“Today’s announcement represents a significant commitment to work together on the future of mobile computing, and we plan to turn our joint research into action,” said Kai Öistämö, Executive Vice President, Devices, Nokia.  “We will explore new ideas in designs, materials and displays that will go far beyond devices and services on the market today.  This collaboration will be compelling not only for our companies, but also for our industries, our partners and, of course, for consumers.”

Open Source Software Collaboration

The effort also includes technology development and cooperation in several open source software initiatives in order to develop common technologies for use in the Moblin and Maemo platform projects, which will deliver Linux-based operating systems for these future mobile computing devices.

The companies are coordinating their Open Source technology selection and development investments, including alignment on a range of key Open Source technologies for Mobile Computing such as: oFono*, ConnMan*, Mozilla*, X.Org*, BlueZ*, D-BUS*, Tracker*, GStreamer*, PulseAudio*. Collectively, these technologies will provide an open source standards-based means to deliver a wealth of mobile Internet and communication experiences, with rich graphics and multimedia capabilities.

Hosted by the Linux Foundation, Moblin is an optimized open source Linux operating system project that delivers visually rich Internet media experiences on Intel® Atom™ processor-based devices including MIDs,

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netbooks, nettops, in-vehicle infotainment (IVI), and embedded systems. For more information see www.moblin.org.

Maemo is a Linux operating system, mostly based on open source code and powers mobile computers such as the Nokia N810 Internet Tablet. The Maemo platform has been developed by Nokia in collaboration with many open source projects. For more information see www.maemo.org.

Enabling common technologies across the Moblin and Maemo software environments will help foster the development of compatible applications for these devices — building on the huge number of off-the-shelf PC compatible applications.  The open source projects will be governed using the best practices of the open source development model.

Intel to License Nokia’s HSPA/3G Modem Technologies

Building on today’s announcement, Intel and Nokia have signed an agreement that will enable Intel to license Nokia’s HSPA/3G modem technologies with the aim of developing advanced mobile computing solutions that deliver a powerful and flexible computing experience — combining the best-in-class 3GPP modem technology with the high performance and low power consumption of future Intel Architecture-based platforms.

Intel supports multiple mobile broadband standards on its platforms to address the needs of service providers worldwide, and to provide people with an always-connected experience.

The Nokia modem license complements Intel’s broadband wireless technologies and will enable the company to extend chipset solutions incorporating Nokia’s modem technologies across its mobility offerings in the future.

Nokia is continuing to develop its leading modem technology, which includes protocol software and related digital design for the full suite of 3GPP standards through WCDMA/GSM and its evolution, and then licenses the technology to chipset manufacturers to develop and produce chipsets for device manufacturers.

Nokia’s licensable modem technology is the trusted connectivity choice, providing credible and reliable options for the industry based on Nokia wireless modems’ embedded history and experience. The Intel license of Nokia’s modem technologies is another step in executing Nokia’s chipset strategy to create multiple, competitive chipset choices to the industry.

About Intel

Intel [NASDAQ: INTC], the world leader in silicon innovation, develops technologies, products and initiatives to continually advance how people work and live.  Additional information about Intel is available at www.intel.com/pressroom and http://blogs.intel.com.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

Intel, the Intel logo and Intel Atom are trademarks of Intel Corporation in the United States and other countries.

*Other names and brands may be claimed as the property of others.

Note to editors: Media materials can be found at www.intel.com/pressroom and www.nokia.com/press.

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Audio webcast available at www.intc.com on June 23 at 11:30 a.m. EDT (8:30 a.m. PDT, 4:30 p.m. UK, 6:30 p.m. Finland).

Media Enquiries:

Claudine Mangano

Intel Corporation

Tel. +1 408 765 0146

claudine.a.mangano@intel.com

Nokia

Communications

Tel. +1 914 368 0423

press.services@nokia.com

www.nokia.com

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PRESS RELEASE

June 20, 2009

Nokia Siemens Networks signs agreement with Nortel to purchase LTE and CDMA assets

Planned acquisition will keep Canada at the forefront of next-generation wireless research and development; strengthen Nokia Siemens Networks in North America and LTE

Espoo, Finland — Nokia Siemens Networks has taken a significant step towards strengthening its leadership in Long Term Evolution, or LTE, next generation wireless technology and expanding its market presence in North America with an agreement to acquire key assets from Nortel.

The planned USD 650 million acquisition, which will bring together the highly complementary assets of the two companies in the field of mobile radio access, adds further key talent and resources to enhance Nokia Siemens Networks’ existing strength and momentum in LTE. The acquisition of Nortel’s profitable CDMA business would significantly improve Nokia Siemens Networks’ presence in North America and make it a leading supplier of wireless infrastructure products in the region.

“This agreement provides an important strategic opportunity for Nokia Siemens Networks to strengthen its position in two key areas, North America and LTE, at a price that makes good economic sense,” said Simon Beresford-Wylie, Chief Executive Officer of Nokia Siemens Networks. “It also represents stability for Nortel’s existing customers and offers a great opportunity for employees to move into a stable future with an industry winner. The R&D organization in Canada would become a long-term wireless center of excellence within Nokia Siemens Networks, complementing our other global sites.”

Existing Nortel and Nokia Siemens Networks customers welcomed the agreement. “Verizon views today’s announcement as good news for the global wireless industry,” said Dick Lynch, Executive Vice President and Chief Technology Officer of Verizon. “This deal brings together two important Verizon suppliers; we look forward to our continuing work with Nokia Siemens Networks.”

“As Nortel’s largest customer in Canada, Bell supports Nokia Siemens’ plan to continue to foster Nortel’s long history of research and development in Canada. Such ongoing technology development is of critical importance as Bell rapidly builds out our advanced next generation wireless networks across Canada,” said Stephen Howe, Senior Vice President of Wireless Networks and Chief Technology Officer, Bell Mobility.

“This news eliminates industry uncertainty and enhances CDMA and EVDO, today and in the future. We at Sprint are pleased to have the support of a strong and stable supplier to continue to deliver reliable technology and services that our customers rely on every day,” said Dan Hesse, President and Chief Executive Officer, Sprint Nextel.

“Bringing these assets of Nortel together with Nokia Siemens Networks is good for customers like TELUS and good for Canada,” said Eros Spadotto, Executive Vice-President, Technology Strategy of TELUS. “As TELUS invests in building a next generation wireless network, we are pleased by Nokia Siemens Networks’ strong desire to maintain a strong R&D presence in Canada, helping keep the country at the forefront of advanced wireless technology.”

The transaction would see more than 2,500 Nortel employees — largely located in Ottawa, Canada and Dallas, United States but also including employees in Mexico and China — transferred to Nokia Siemens Networks. Approximately 400 of those employees are focused on LTE research and development, and would enhance the ability of Nokia Siemens Networks to provide innovation and strengthen its position in LTE, where it is already working with customers such as NTT Docomo in Japan. The support and development of Nokia Siemens Networks’ existing product lines would be unaffected by this acquisition.

Export Development Canada (EDC), Canada’s government-owned export credit agency, is supporting this transaction with a USD 300 million loan commitment. “We are delighted to have secured the backing of EDC for this transaction,” said Luca Maestri, Chief Financial Officer of Nokia Siemens Networks. “Nokia Siemens Networks is committed to Canada as an important center of excellence for next-generation wireless technology.”

Due to Nortel’s restructuring process, the transaction is subject to the approval of the United States Bankruptcy Court and the Ontario Superior Court of Justice. Hearings by those courts to approve bidding procedures, break-up fee and expense reimbursement will be held on or before June 29, 2009, with final sale hearings expected on July 28, 2009 in the US and July 30, 2009 in Canada. Closing of the transaction, which is expected to occur in the third quarter of 2009, remains subject to customary closing conditions, including receipt of necessary regulatory approvals.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Engage in conversation about Nokia Siemens Networks’ aim to reinvent the connected world at http://unite.nokiasiemensnetworks.com and talk about its news at http://blogs.nokiasiemensnetworks.com

Find out if your country is exploiting the full potential of connectivity at http://connectivityscorecard.org

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure; 20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia Siemens Networks

Ben Hunt

Communications

Tel. +44 7508 002382

Email: ben.hunt@nsn.com

Investor Enquiries:

Nokia Investor Relations Europe

Tel. +358 7180 34289

Nokia Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

www.nokiasiemensnetworks.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2009	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel